Exhibit 99.1

TIGER MEDIA, INC.

(incorporated in the Cayman Islands with limited liability)

(NYSE MKT: IDI)

Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West,

Jing An District, Shanghai, China 200040

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the 2013 annual general meeting of shareholders (the “Meeting”) of Tiger Media, Inc. (the “Company”) will be held at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Jing An District, Shanghai, China 200040, on December 17, 2013 at 11:00 a.m. local time for the following purposes:

1.	To elect Mr. Robert Fried as a director of the Company;

2.	To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company;

3.	To elect Mr. Yunan (Jeffrey) Ren as a director of the Company;

4.	To elect Mr. Steven D. Rubin as a director of the Company;

5.	To elect Mr. Peter W. H. Tan as a director of the Company; and

6.	To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares.

The Board of Directors of the Company has fixed the close of business on October 28, 2013 as the record date for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

By Order of the Board of Directors,

Robert Fried Chairman of the Board of Directors

Shanghai, China

November 19, 2013

IMPORTANT NOTICE

REGARDING THE AVAILABILITY OF THE NOTICE OF

THE ANNUAL GENERAL MEETING FOR THE

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 17, 2013

The accompanying Notice of the Annual General Meeting and the 2012 Annual Report on Form 20-F are available at http://www.tigermedia.com.

TIGER MEDIA, INC.

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 17, 2013

PROXY STATEMENT

The Board of Directors of Tiger Media, Inc. (the “Company”) is soliciting proxies for the 2013 annual general meeting of shareholders of the Company to be held on December 17, 2013 at 11:00 a.m., local time, or at any adjournment or postponement thereof (the “Meeting”). The Meeting will be held at Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Jing An District, Shanghai, China 200040.

Holders of record at the close of business on October 28, 2013 of ordinary shares of the Company are entitled to vote at the Meeting. The quorum for the Meeting shall be one or more persons holding or representing by proxy at least half of the issued and outstanding ordinary shares of the Company.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote at the Meeting. A proxy need not be a shareholder of the Company. Each holder of an ordinary share of the Company shall be entitled to one vote in respect of each ordinary share held on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To elect Mr. Robert Fried as a director of the Company;

2.	To elect Mr. Chi-Chuan (Frank) Chen as a director of the Company;

3.	To elect Mr. Yunan (Jeffrey) Ren as a director of the Company;

4.	To elect Mr. Steven D. Rubin as a director of the Company;

5.	To elect Mr. Peter W. H. Tan as a director of the Company; and

6.	To amend the Company’s Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”) by increasing the number of authorized ordinary shares available for grant under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders may vote by either attending the Meeting in person, by Internet or by mailing the attached proxy form as instructed therein. You may revoke your proxy and change your vote at any time before the final vote at the Meeting. You may vote again on a later date via the Internet (only your latest Internet proxy submitted prior to the meeting will be counted), by signing and returning a new proxy card with a later date, or by attending the Meeting and voting in person.

Shares of our ordinary shares represented by proxies that reflect “broker non-votes” (i.e., shares represented at the Annual General Meeting by proxies held by brokers or nominees as to which (i) the brokers or nominees have not received instructions from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) will be counted for the purpose of determining the existence of a quorum at the Annual General Meeting, but will not be counted as a vote cast “for” or “against” any given matter. Pursuant to applicable rules of the New York Stock Exchange, referred to as the NYSE, a broker does not have the discretion to vote on “non-routine” matters, which include Proposals 1 through 6 contained in this proxy statement. As a result, any broker that is a member of the NYSE will not have the discretion to vote on Proposals 1 through 6 contained in this proxy statement. Because Proposals 1 through 6 in this proxy statement are considered “non-routine” matters under NYSE rules, we urge you to give voting instructions to your broker, otherwise, your shares will not be voted at the Annual General Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.

ANNUAL REPORT OF THE COMPANY

Pursuant to NYSE MKT’s Company Guide which permits companies to make their annual report on Form 20-F available on or through a company’s website, the Company posts its U.S. Securities and Exchange Commission filings, including its annual report on Form 20-F, on the Company’s website. The 2012 annual report has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of the report to record holders and beneficial owners of the Company’s ordinary shares. You may obtain a copy of our 2012 annual report on Form 20-F by visiting the “SEC Filings” heading under the “Investor Relations” section of the Company’s website at www.tigermedia.com. If you would like to receive a paper or email copy of the Company’s 2012 annual report on Form 20-F, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy by visiting the “Request Information” subheading within the “Contact IR” heading under the “Investor Relations” section of the Company’s website or by contacting the Company at ir@tigermedia.com.

PROPOSAL 1 THROUGH PROPOSAL 5

ELECTION OF DIRECTORS

The Board of Directors currently consists of six members. Messrs. Fried, Chen, Ren, Rubin and Tan have been nominated for election at the Meeting and if elected will serve as members of the Board of Directors of the Company until the next annual general meeting of shareholders or until such director’s successor is duly elected and qualified. The composition of the Board of Directors is governed by the Memorandum and Articles of Association of the Company.

As of the record date, there were 32,232,760 ordinary shares issued and outstanding, of which the Company’s current directors, executive officers and affiliates of Dr. Phillip Frost own in the aggregate approximately 40.6%.

DIRECTORS FOR ELECTION

Mr. Robert Fried, 54, has served as Chairman of the Board of Directors since August 2011 and was Co-Chairman of the Board of Directors from the business combination pursuant to which the Company, which was previously organized in Delaware as Ideation Acquisition Corp. (“Ideation”), (1) redomiciled from Delaware to the Cayman Islands, as a Cayman Islands exempt company and (2) completed the acquisition of Search Media International, resulting in Search Media International becoming a wholly-owned subsidiary of SearchMedia Holdings (the “Business Combination”) in October 2009 until August 2011. Mr. Fried served as the President and Chief Executive Officer and a member of the board of directors of Ideation from November 2007 to October 2009. Mr. Fried is a digital media entrepreneur and accomplished film producer. Since 1990, Mr. Fried has served as President of Fried Films, a motion picture production company he founded in 1990. Mr. Fried has produced or served as executive producer for 15 films, including “Rudy,” “The Boondock Saints,” “Man of the Year” and “Collateral.” Mr. Fried won an Academy Award for the Live Action Short Film “Session Man.” Mr. Fried has founded several digital media companies including Spirit EMX, parent of spiritclips.com, a popular streaming video service and production company. Spiritclips was sold to Hallmark Cards, Inc. in 2012. Mr. Fried continues to serve as Chief Executive Officer of Spiritclips. From December 1994 until June 1996, Mr. Fried was President and Chief Executive Officer of Savoy Pictures, a unit of Savoy Pictures Entertainment, Inc. Savoy Pictures Entertainment was sold to Silver King Communications, which is now a part of InterActive Corp, in 1996. From 1983 to 1990, Mr. Fried held several executive positions including Executive Vice President in charge of Production for Columbia Pictures, Director of Film Finance and Special Projects for Columbia Pictures and Director of Business Development at Twentieth Century Fox. Mr. Fried holds an M.S. from Cornell University and an M.B.A. from the Columbia University Graduate School of Business.

Mr. Chi-Chuan (Frank) Chen, 55, has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Chen is a Vice President and Special Assistant to the Chief Executive Officer at Ruentex Group. He has served in the Investment Management Department at Ruentex Group since 1987. Mr. Chen holds a B.S. in chemical engineering and an MBA from National Taiwan University.

Mr. Jeffrey Yunan Ren, 38, has served as a member of the Board of Directors and the Chairman of the Audit Committee since February 2012. Mr. Ren currently serves as an independent director of Prince Frog International Holdings Limited, a public company focusing on the manufacture and distribution of child care products in China and trading on the Hong Kong Stock Exchange, and serves as a board member of numerous private companies. From June 2010 to March 2012, Mr. Ren served as President of a pharmaceutical investment holding company based in Hong Kong. Previously, Mr. Ren served as an Executive Director at UBS Investment Bank in Hong Kong from 2008 to 2010 and as a Vice President at Lehman Brothers in Hong Kong from 2006 to 2008. Prior to 2006, Mr. Ren served as an attorney with such international law firms as Skadden, Arps, Clifford Chance and Perkins Coie. From May to November 2013, Mr. Ren served as an independent director of Vision Fame International Holding Limited, a public company focusing on construction business and trading on the Hong Kong Stock Exchange. Mr. Ren holds an LLM from Harvard Law School, and is a graduate of Beijing University Law School (LLB and Graduate Program).

Mr. Steven D. Rubin, 53, has served as a member of the Board of Directors since the Business Combination in October 2009. Mr. Rubin served as the Secretary of Ideation from June 2007 to October 2009. Mr. Rubin has been the Executive Vice President of OPKO Health, Inc. since May 2007 and a director of OPKO Health, Inc. since February 2007 and is a member of The Frost Group, LLC, a private investment firm. Mr. Rubin currently serves on the Boards of Directors of OPKO Health, Inc., a specialty healthcare company, Non-Invasive Monitoring Systems, Inc., a medical device company, Neovasc, Inc., a developer of vascular devices, Kidville, Inc., which operates upscale learning and play facilities for children, Tiger X Medical, Inc. (formerly known as Cardo Medical, Inc.), formerly a medical device company, and Castle Brands, Inc., a marketer of premium spirits,. Mr. Rubin previously served on the Board of Directors of PROLOR Biotech, Inc., a developmental stage biopharmaceutical company, SafeStitch Medical, Inc., a developmental stage FDA-registered medical device company, Dreams, Inc., a vertically integrated sports licensing and products company and Ideation. Mr. Rubin previously served as the Senior Vice President, General Counsel and Secretary of IVAX Corporation from August 2001 until September 2006.

Mr. Peter Tan, 40, was appointed to our Board of Directors on June 30, 2011 and has served as our Chief Executive Officer since February 2012. Mr. Tan is currently the chairman of TGC Partners Limited and managing director of TGC Wealth Pte Ltd., an investment advisory firm which he founded in 2009. He was also partner and part of the founding team of SIG China, the China-based private equity fund of leading U.S. hedge fund Susquehanna International Group (SIG). Mr. Tan has been actively involved in more than 40 investments in China, 12 of which were eventually listed on international stock exchanges. He has been particularly active in the media space over the past decade, and was an early investor in Airmedia and other Chinese media companies. Mr. Tan formerly served as a board member or observer of multiple companies prior to their U.S. listing, including Home Inns, E-House and Bona Entertainment Group. He was also a director at Ocean Butterflies International and 51credit. Mr. Tan is currently a director of Cathay Industries, a specialty chemical manufacturer based in China. Prior to co-founding SIG China, Mr. Tan was a lawyer with White & Case LLP and Perkins Coie LLP, where he was qualified to practice in England, Hong Kong and Singapore, and where he founded the private equity & venture capital practices and advised emerging-growth companies on fundraising transactions throughout their lifecycle.

Paul Conway’s term as a member of the Board of Directors will expire at the 2013 Meeting. Mr. Conway has served as a member of our Board of Directors since March 2012. Mr. Conway’s biographical information is set forth below.

Mr. Paul Conway, 43, has served as a member of our Board of Directors since March 2012 and served as our Chief Executive Office from February 2010 to February 2012. Mr. Conway serves as an advisor to CEA Capital Advisors, a New York merchant bank and other media and consumer projects in Asia. From 1998 through January 2010, Mr. Conway worked at Oppenheimer & Co., Inc., where he served as Managing Director of Media Investment Banking from January 2009 to January 2010, as Executive Director of Media Investment Banking from January 2006 to January 2009, and as Director of Media Investment Banking from January 2003 to January 2006. Mr. Conway holds a B.B.A. from the University of Miami and an M.B.A. from the Columbia University Graduate School of Business.

Vote Required and Recommendation

The Board of Directors recommends a vote FOR each of the nominees in Proposal 1 through Proposal 5. Directors will be elected by a simple majority of the votes (on an as-if converted basis) cast at the Meeting by the shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES IDENTIFIED ABOVE.

Certain Corporate Governance Matters

Board Meetings; Annual Meeting Attendance; Independence

The Company’s Board of Directors oversee our business and affairs and monitors the performance of management. The Company’s Board of Directors met at least quarterly during the year ended December 31, 2012 and continues to meet regularly to review matters affecting our Company and to act on matters requiring Board of Director approval. During 2012, the Board of Directors held eight meetings and acted by unanimous written consent on one occasion.

The Board of Directors has determined that the following directors are independent pursuant to NYSE MKT Section 803(A)(2) (“NYSE MKT Rules”): Robert Fried, Chi-Chuan (Frank) Chen, Yunan (Jeffrey) Ren, and Steven Rubin. The independent directors meet periodically in executive session without the presence of non-independent directors and management.

Committees

The standing committees of the Board of Directors are the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

Audit Committee

The members of the Audit Committee are Jeffrey Yunan Ren, Chairman, and Chi-Chuan Chen, both of whom are independent directors as determined by the NYSE MKT Rules. The Audit Committee met six times during 2012.

The Company maintains an Audit Committee of two members pursuant to the exemption provided under Section 803(B)(2)(c) of the NYSE MKT Company Guide, which provides that an issuer that satisfies the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), is only required to maintain an Audit Committee of at least two members. With respect to TigerMedia’s 2012 second quarter, the Company satisfied the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), with a public float of less than $75 million.

Our Board of Directors has determined that Mr. Ren qualifies as an “Audit Committee financial expert” within the meaning of applicable regulations of the Securities and Exchange Commission, promulgated pursuant to the Sarbanes-Oxley Act of 2002. Our Board of Directors has adopted a written charter for the Audit Committee which the Audit Committee reviews and reassesses for adequacy on an annual basis. A copy of the Audit Committee’s charter is located on our website at www.tigermedia.com.

Compensation Committee

The members of the Compensation Committee are Steven Rubin, Chairman, and Robert Fried, both of whom are independent directors as determined by the NYSE MKT Rules. The Compensation Committee met seven times during 2012. A copy of the Compensation Committee’s charter is located on our website at www.tigermedia.com.

Corporate Governance and Nominating Committee

The members of the Corporate Governance and Nominating Committee are Robert Fried and Steven Rubin. The Corporate Governance and Nominating Committee met one time during 2012. A copy of the Corporate Governance and Nominating Committee’s charter is located on our website at www.tigermedia.com.

Communications with our Board of Directors

Any individual who wishes to send a communication to our Board of Directors should address the communication either to the Board of Directors or to the individual director c/o Corporate Secretary, Tiger Media, Inc., Room 450, Shanghai Centre, East Office Tower, 1376 Nanjing Road West, Jing An District, Shanghai, China 200040. Our Corporate Secretary will forward the communication either to all of the directors, if the communication is addressed to the board, or to the individual director, if the communication is directed to a director. Alternatively, shareholders may communicate with the Board of Directors through the Company’s website, www.tigermedia.com, by using the Investor Relations tab and selecting the Contact IR section.

Home Country Letters

For the year ended December 31, 2012, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE MKT LLC Company Guide.

PROPOSAL 6

AMEND THE COMPANY’S AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN

BY INCREASING THE NUMBER OF AUTHORIZED ORDINARY SHARES AVAILABLE FOR GRANT

UNDER THE PLAN FROM 4,500,000 ORDINARY SHARES TO 6,000,000 ORDINARY SHARES

In connection with the Business Combination of SearchMedia International Limited and Ideation Acquisition Corp. on October 30, 2009, the stockholders of Ideation Acquisition Corp., the predecessor of the Company, approved the assumption of the SearchMedia International Limited 2008 Share Incentive Plan and its amendment and restatement as the SearchMedia Holdings Limited Amended and Restated 2008 Share Incentive Plan (the “2008 Plan”).

The purpose of the 2008 Plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the Board of Directors, employees, and consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The 2008 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of the members of the Board of Directors, employees, and consultants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

The 2008 Plan originally provided for the issuance of up to 1,706,492 shares, which was increased to 3,000,000 shares following the 2011 annual general meeting, and increased to 4,500,000 shares following the 2012 annual general meeting. The compensation committee of the Board of Directors of the Company recommended an increase in the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares. On November 12, 2013, the Board of Directors, following approval by the Compensation Committee on November 12, 2013, authorized and approved, subject to the approval of the shareholders, the increase of the number of authorized shares to be awarded under the 2008 Plan from 4,500,000 ordinary shares to 6,000,000 ordinary shares which may be granted to designated employees, directors and consultants of the Company.

If the shareholders of the Company approve the amendment to the 2008 Plan, the revised text of Article 3, Section 3.1(a) of the 2008 Plan will read as follows:

“Subject to the provisions of Article 8 and Section 3.1(b), the aggregate number of Shares which may be issued or transferred pursuant to Awards under the Plan is 6,000,000.”

A copy of the currently effective 2008 Plan was filed with the U.S. Securities and Exchange Commission on November 5, 2009 as Exhibit 10.13 to the Company’s Current Report on Form 8-K as amended by an amendment to the 2008 Plan, effective September 13, 2011, filed as Exhibit 4.3 to the Company’s Annual Report on Form 20-F filed on April 19, 2013 (the “2012 Form 20-F”), and as further amended by an amendment to the 2008 Plan, effective December 14, 2012, filed as Exhibit 4.4 to the Company’s 2012 Form 20-F. Upon request, the Company will provide a shareholder with one copy of the 2008 Plan without charge.

Vote Required and Recommendation

The Board of Directors recommends a vote FOR Proposal 6. A resolution passed by a simple majority of votes cast by such shareholders on an as-if converted basis as, being entitled to do so, vote in person or by proxy, will be required for approval of Proposal 6.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARES UNDER THE

COMPANY’S AMENDED AND RESTATED 2008 SHARE INCENTIVE PLAN.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

Robert Fried Chairman of the Board of Directors

Dated: November 19, 2013